Exhibit 99

CONSOLIDATED NATURAL GAS COMPANY
CONDENSED CONSOLIDATED EARNINGS STATEMENT
(Unaudited)

Twelve Months Ended September 30, 2006
(millions)
Operating Revenue	$8,528

Operating Expenses	6,552

Income from operations	1,976

Other income	22

Interest and related charges	279

Income before income taxes	1,719

Income taxes	713

Income from continuing operations	1,006

Cumulative effect of change in accounting principle (net of income taxes of $1)	(2)

Net income	$ 1,004